MANICOUAGAN MINERALS INC.
Suite 405, 133 Richmond Street West
Toronto, Ontario
M5H 2L3
(416) 542 – 3980

#82-35067

News Release

SUPPL

MANICOUAGAN GRANTS OPTIONS

TORONTO, April 13, 2007 - Manicouagan Minerals Inc. (TSXV – MAM) announced today that its Board has approved the issuance of 2,055,000 options under the Company's Stock Option Plan. These options are being granted to directors, officers, consultants and an employee of the Company, and are exercisable into common shares of the Company at a price of $0.18 per share. Subject to the rules of the TSXV and the Company's stock option plan the options have a term of five years and will expire on April 12, 2012.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Saskatchewan and Quebec, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

For further information contact:

Joseph Baylis, President and
Chief Executive Officer
(416) 542 – 3980
investorrelations@manicouaganminerals.com

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be

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accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators

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